SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

		Sequential
<u>Exhibit</u>	<u>Description</u>	<u>Page Number</u>
	▪ Announcement relating to change of directorate, dated November 27, 2006	

Naspers Limited

(Incorporated in the Republic of South Africa)

(Reg. No 1925/001431/06)

Share Code: NPN   IZIN: ZAE000015889

("Naspers")

Naspers Limited - Directorate

Prof Hein Willemse has been re-appointed to the board of Naspers Limited on Friday 24

November 2006. Prof Willemse previously was a Naspers board member representing inter

alia the group"s Welkom scheme.

Cape Town

27 November 2006

Sponsor: Investec Bank Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: November 27, 2006 by

Name: Stephan J. Z. Pacak
Title: Director